Exhibit 99.1

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2025	December 31, 2024
	(unaudited)
ASSETS
Current Assets
Cash	$28,192,265	$13,654,445
Restricted cash	1,876,423	1,878,267
Accounts receivable, net	12,153,726	6,913,996
Accounts receivable – a related party	4,460,162	11,840,648
Prepayments	8,977,670	392,249
Prepayments – a related party	6,470,741	—
Inventories	53,547,925	19,984,094
Other current assets	2,198,093	725,130
Total Current Assets	117,877,005	55,388,829

Non-current Assets
Restricted cash, non-current	6,599,123	1,616,677
Long-term prepaid expenses	6,965,655	7,217,986
Deposits for property and equipment	16,373,814	9,716,009
Property and equipment, net	169,340,273	129,039,494
Right of use assets	35,830,986	36,627,800
Other non-current assets	636,494	192,905
Total Non-current Assets	235,746,345	184,410,871
Total Assets	$353,623,350	$239,799,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$22,612,580	$16,126,730
Accounts payable	54,971,208	17,629,696
Contract liabilities	3,205,431	3,635,144
Contract liabilities – a related party	64,542,980	20,098,561
Income tax payable	3,157,686	781,238
Due to related parties	78,942,226	56,633,373
Other payable and accrued expenses	5,817,772	3,392,774
Lease liabilities, current	2,445,388	2,118,900
Contingent consideration payable (13,000,000 earnout shares subject to surrender and cancel as of December 31, 2024)	—	4,617,000
Long-term bank borrowings, current portion	13,563,238	—
Total Current Liabilities	249,258,509	125,033,416

Lease liabilities, non-current	34,122,050	34,327,142
Long-term bank borrowings, non-current portion	—	20,999,733
Total Non-current Liabilities	34,122,050	55,326,875
Total Liabilities	283,380,559	180,360,291

Commitments and Contingencies (Note 16)

Shareholders’ Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 35,308,040 shares and 46,595,743 shares issued as of June 30, 2025 and December 31, 2024, and 35,308,040 shares outstanding as of June 30, 2025 and 33,595,743 shares outstanding (excluding 13,000,000 earnout shares subject to surrender and cancel) as of December 31, 2024, respectively)*	3,530	3,359
Additional paid-in capital	20,391,528	14,414,905
Retained earnings	53,783,497	50,316,486
Accumulated other comprehensive loss	(7,169,938)	(5,494,790)
Total TOYO Co., Ltd. Shareholders’ Equity	67,008,617	59,239,960
Non controlling interest	3,234,174	199,449
Total Equity	70,242,791	59,439,409
Total Liabilities and Equity	$353,623,350	$239,799,700

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Six Months Ended June 30,
	2025	2024
Revenues from related parties	$25,085,549	$112,287,775
Revenues from third parties	114,019,674	25,790,220
Revenues	139,105,223	138,077,995

Cost of revenues – related parties	(17,983,523)	(84,435,258)
Cost of revenues – third parties	(98,037,375)	(26,995,841)
Cost of revenues	(116,020,898)	(111,431,099)
Gross profit	23,084,325	26,646,896

Operating expenses
Selling and marketing expenses	(2,530,879)	(355,026)
General and administrative expenses	(10,878,506)	(3,836,158)
Total operating expenses	(13,409,385)	(4,191,184)

Income from operations	9,674,940	22,455,712

Other expenses, net
Interest expenses, net	(1,777,036)	(1,767,661)
Other expenses, net	(757,926)	(1,137,603)
Changes in fair value of contingent consideration payable	(1,341,794)	—
Total other expenses, net	(3,876,756)	(2,905,264)

Income before income taxes	5,798,184	19,550,448

Income tax expenses	(3,296,448)	—
Net income	2,501,736	19,550,448
Less: net loss attributable to noncontrolling interests	(965,275)	—
Net income attributable to TOYO Co., Ltd.’s shareholders	$3,467,011	$19,550,448

Other comprehensive loss
Foreign currency translation adjustment	(1,675,148)	(3,046,730)
Comprehensive income	826,588	16,503,718
Less: net loss attributable to noncontrolling interests	(965,275)	—
Comprehensive income attributable to TOYO Co., Ltd.’s shareholders	$1,791,863	$16,503,718

Weighted average number of ordinary share outstanding – basic and diluted*	34,040,373	41,000,000
Earnings per share – basic and diluted*	$0.10	$0.48

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Attributable to TOYO Co., Ltd.’s shareholders
	Ordinary shares		Additional	Retained Earnings	Accumulated other	Non-	Total
	Number of shares*	Amount	paid-in capital	(Accumulated deficit)	comprehensive income (loss)	controlling Interest	shareholders’ equity
Balance as of December 31, 2024	33,595,743	$3,359	$14,414,905	$50,316,486	$(5,494,790)	$199,449	$59,439,409
Settlement of contingent consideration payable	1,712,297	171	5,958,623	—	—	—	5,958,794
Issuance warrants to a service provider	—	—	18,000	—	—	—	18,000
Capital injection from a non-controlling shareholder	—	—	—	—	—	4,000,000	4,000,000
Net income	—	—	—	3,467,011	—	(965,275)	2,501,736
Foreign currency translation adjustments	—	—	—	—	(1,675,148)	—	(1,675,148)
Balance as of June 30, 2025	35,308,040	$3,530	$20,391,528	$53,783,497	$(7,169,938)	$3,234,174	$70,242,791

Balance as of December 31, 2023	41,000,000	$4,100	$49,995,900	$9,702,316	$(2,805,195)	$—	$56,897,121
Capital injection from shareholders	—	—	10,000	—	—	—	10,000
Net income	—	—	—	19,550,448	—	—	19,550,448
Foreign currency translation adjustments	—	—	—	—	(3,046,730)	—	(3,046,730)
Balance as of June 30, 2024	41,000,000	$4,100	$50,005,900	$29,252,764	$(5,851,925)	$—	$73,410,839

*	The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by operating activities	$40,045,122	$21,798,732

Cash flows from investing activities:
Purchase of property and equipment	(47,128,016)	(16,592,618)
Advances made to a related party	(67,393)	—
Net cash used in investing activities	(47,195,409)	(16,592,618)

Cash flows from financing activities:
Capital injection from shareholders	4,000,000	10,000
Proceeds from short-term bank borrowings	22,755,361	34,680,563
Repayment of short-term bank borrowings	(15,780,809)	—
Proceeds from long-term bank borrowings	—	11,363,413
Repayment of long-term bank borrowings	(7,051,681)	—
Proceeds from borrowings from a related party	22,725,000	5,000,000
Repayment of borrowings to a related party	—	(27,992,018)
Payments of offering costs	—	(1,569,634)
Net cash provided by financing activities	26,647,871	21,492,324

Effect of exchange rate changes on cash and restricted cash	20,838	(1,309,108)

Net increase in cash and restricted cash	19,518,422	25,389,330
Cash and restricted cash at beginning of period	17,149,389	18,997,493
Cash and restricted cash at end of period	$36,667,811	$44,386,823

Supplemental cash flow information
Cash paid for interest expense to a bank	$748,698	$1,059,748
Cash paid for interest expense to a related party	$—	$631,388

Supplemental cash flow information for non-cash operating, investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,863,841	$—
Purchase of property, plant and equipment financed by accounts payable	$19,328,018	$23,024,401
Issuance of ordinary shares to settle contingent consideration payable	$5,958,794	$—
Payment of offering cost financed by other payable	$—	$700,000

Reconciliation of cash and restricted cash to the consolidated balance sheets

	June 30, 2025	December 31, 2024
Cash	$28,192,265	$13,654,445
Restricted cash	1,876,423	1,878,267
Restricted cash, non-current	6,599,123	1,616,677
	$36,667,811	$17,149,389

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of TOYO Co., Ltd

TOYO was incorporated on May 16, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 8, 2022, through its a wholly owned subsidiary TOYO Solar Company Limited (“TOYO Solar”, formerly known as “Vietnam Sunergy Cell Company Limited”), which is a limited liability company established under the laws of the Socialist Republic of Vietnam (“Vietnam”). TOYO and its subsidiaries (the “Company”) are primarily engaged in design, manufacture and sales of solar cells and solar modules and related businesses.

The accompanying unaudited condensed consolidated financial statements reflect the activities of TOYO and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	Ownership	Principal Activities
Parent company:
TOYO	May 16, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of TOYO
TOPTOYO Investment Pte. Ltd. (“SinCo”)	April 26, 2023	Singapore	100% owned by TOYO	Investment holding
TOYO Solar	November 8, 2022	Vietnam	100% owned by SinCo	Design, manufacture and sales of solar cells and solar modules and related businesses
TOYO China Co., Ltd. (“TOYO China”)	November 20, 2023	China	100% owned by TOYO Solar	Sales of solar cells and solar modules and related businesses
TOYO Holdings LLC (“TOYO USA Holding”)	June 25, 2024	USA	100% owned by SinCo	Investment holding
TOYO America LLC (“TOYO America”)	August 29, 2024	USA	100% owned by TOYO USA Holding	Sales of solar cells and solar modules and related businesses
TOYO Solar LLC	August 29, 2024	USA	75.01% owned by TOYO USA Holding	Investment holding
TOYO Solar Texas LLC (formerly named as Solar Plus Technology Texas LLC, “TOYO Texas”)*	November 25, 2024	USA	100% owned by TOYO Solar LLC	Design, manufacture and sales of solar cells and solar modules and related businesses
TOYO Solar (Singapore) Pte. Ltd. (“TOYO Singapore”)	August 14, 2024	Singapore	100% owned by SinCo	Sales of solar cells and solar modules and related businesses
TOYO Solar Manufacturing One Member PLC (“TOYO Ethiopia”)	October 11, 2024	Ethiopia	100% owned by SinCo	Design, manufacture and sales of solar cells and solar modules and related businesses
TOYO Energy LLC (“TOYO Energy”)	June 11, 2025	USA	100% owned by TOYO USA Holding	Sales of solar cells and solar modules and related businesses

*	TOYO Solar LLC acquired TOYO Texas on November 25, 2024

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of TOYO

On February 27, 2024, TOYO completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of TOYO Solar prior to the reorganization. TOYO and SinCo were established as holding companies of TOYO Solar, and all of these entities are under common control which results in the consolidation of TOYO Solar, which have been accounted for as a reorganization of entities under common control at carrying value.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share (the “Ordinary Shares”), to all existing shareholders on a pro rata basis.

The Company believed that it was appropriate to reflect the reorganization on a retroactive basis as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Company has retroactively adjusted all share and per share data for all periods presented. The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

History of Blue World Acquisition Corporation (“BWAQ”)

BWAQ is a blank check company incorporated as a Cayman Islands exempted company on July 19, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for BWAQ’s Initial Public Offering (“Initial Public Offering”) was declared effective on January 31, 2022.

As a part of Business Combination, BWAQ merged with and into TOYOone Limited, a Cayman Islands exempted company and wholly-owned subsidiary of TOYO (“Merger Sub”), with Merger Sub continuing as the surviving company.

On December 31, 2024, Merger Sub was struck from the Registrar of Companies of the Cayman Islands and dissolved accordingly. Merger Sub was a holding company. The management believed the disposal of Merger Sub does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of Merger Sub does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution is not accounted for as discontinued operations in accordance with ASC 205-20.

Business Combination with a SPAC

On August 10, 2023, BWAQ entered into the Agreement and Plan of Merger (the “Business Combination Agreement”) with TOYO, Merger Sub, SinCo, and TOYO Solar (together with TOYO, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Venture Stock Company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”, together with VSUN, the “Shareholders”, or individually, a “Shareholder”).

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC (cont.)

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN and Fuji Solar shall consummate a series of transactions involving the Group Companies, including (A) TOYO (“PubCo”) acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar in exchange for one (1) Ordinary Shares (and such transaction, the “Share Exchange”), and (B)  SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of PubCo, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, WA Global Corporation, a Cayman Islands exempted company (“WAG”), (ix) Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and (x) BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo” and together with WAG and Belta, collectively, the “Sellers”)shall hold an aggregate of 41,000,000 Ordinary Shares, representing all issued and outstanding share capital of PubCo, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company   (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

Among the 41,000,000 Ordinary Shares, an aggregate of 13,000,000 shares held by the Sellers (“Earnout Shares”) were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to Sellers as follows:

a.	Following the closing of Business Combination, if the net profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 Ordinary Shares shall immediately become vested in full and be released from the escrow account to the Sellers, pro rata; and

b.	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the Sellers, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the Sellers to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Business Combination with a SPAC (cont.)

The Business Combination was consummated on July 1, 2024. Following the consummation of the Business Combination, the ordinary shares of TOYO commenced trading on the Nasdaq Stock Market on July 2, 2024, under the symbol “TOYO.”

Upon closing of the Business Combination, each Class A ordinary share of BWAQ was cancelled in exchange for the right to receive one ordinary share of TOYO, so TOYO had an aggregate of 46,095,743 of the Company’s ordinary shares issued, of which includes the Earnout Shares consisting of 13,000,000 of the Company’s ordinary shares deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the existing shareholders if the Company’s net profit for the year ended December 31, 2024 are equal to or in excess of $41,000,000 and the number of Earnout Shares to be released is based on the ratio of actual 2024 audited net profit to the benchmark amount of $41,000,000.

After giving effect to the Business Combination and the issuance of the ordinary shares described above, there were 46,095,743 ordinary shares issued and 33,095,743 ordinary shares outstanding (excluding 13,000,000 Earnout Shares) on July 1, 2024. TOYO has also capitalized offering cost of $2,572,889, which was recorded as reduction against additional paid-in capital. The Company also allocated offering cost of $359,000 to contingent consideration payable, which was expensed to the account of “general and administrative expenses” in the consolidated statements of operations and comprehensive income (loss) on July 1, 2024.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of BWAQ, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of BWAQ. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (’‘U.S. GAAP’’) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of income for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company is U.S. dollars (“$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in $.

In general, assets and liabilities of the Company whose functional currency is not the $, are translated into $, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company is recorded as a separate component of accumulated other comprehensive income within the statement of equity.

Translation of amounts from Vietnam Dong (“VND”) and Renminbi (“RMB”) into USD has been made at the following exchange rates for the respective periods:

	June 30, 2025	December 31, 2024
VND exchange rate for balance sheet items, except for equity accounts	26,103	25,488
RMB exchange rate for balance sheet items, except for equity accounts	7.1672	7.2985

	For the Six Months Ended June 30,
	2025	2024
VND exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	25,696	24,962
RMB exchange rate for items in the statement of operations and comprehensive income, and statement of cash flows	7.2524	n/a

No representation is made that the VND and RMB amounts could have been, or could be, converted into USD at the rates used in translation.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable are recorded at the gross amount less an allowance for credit losses and do not bear interest.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of income and comprehensive income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2025 and December 31, 2024, the Company did not provide expected credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the moving weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. The Company takes ownership, risks and rewards of the products. Write downs are recorded in cost of revenues in the unaudited condensed consolidated statements of operations and comprehensive income. For the six months ended June 30, 2025 and 2024, the Company provided inventory provision of $3,890,025 and $4,008,858, respectively, to the account of “cost of revenues” in the unaudited condensed consolidated statements of income and comprehensive income.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) since its setup. In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Sales of solar cells and silicon material

The Company officially commenced sales of solar cells to customers in the second half of 2023. The Company recognizes revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The contracts with customers may contain provisions that require the Company to make liquidated damage payments to the customer if the Company fails to ship or deliver solar cells before scheduled dates. The Company recognizes these liquidated damages as a reduction of revenue. For the six months ended June 30, 2025 and 2024, the Company did not incur such liquidation damages.

Sales agreements typically contain the assurance-type customary product warranties if defects in solar cells exceeds 0.4% of delivered quantity. The assurance-type product warranties are subject to ASC 450, Contingencies. As of June 30, 2025 and December 31, 2024, the Company did not accrue warranty liabilities.

In addition, the Company commenced sales of silicon material to customers. The revenue is recognized in the same manner as sales of solar cells.

Provision of facilitation services

The Company commenced provision of facilitation services for customers’ solar cell products in the second half of 2024. The Company is an agent in facilitation services, as it did not bear inventory risks or determine the product selling price in provision of services. The Company identifies one performance obligation in the agreements with customers. The commission rate and the quantity of customers’ solar cell products sold are both explicitly stipulated in the agreements with customers. The Company recognizes revenue from facilitation services for the customers’ solar cell products at a point when the end customers accept the agreed solar cell products and the customers collect the fees from end customers.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2025, the Company had contract liabilities of $3,205,431 and $64,542,980 from third party customers and related party customers, respectively, which were expected to be recognized as revenues in the twelve months ending June 30, 2026. As of December 31, 2024, the Company had contract liabilities of $3,635,144 and $20,098,561 from third party customers and related party customers, respectively, which were expected to be recognized as revenues in the year ending December 31, 2025.

For the six months ended June 30, 2025 and 204, the Company disaggregated revenue into two streams as the following table:

	For the Six Months Ended June 30,
	2025	2024
Revenues to related parties:
Sales of solar cells and silicon material	$23,828,295	$112,287,775
Provision of facilitation services	1,257,254	—
	25,085,549	112,287,775
Revenues to third parties:
Sales of solar cells	114,019,674	25,790,220
	114,019,674	25,790,220
Total revenue	$139,105,223	$138,077,995

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2025, income tax returns for the tax years ended December 31, 2024, 2023 and 2022 remain open for statutory examination.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the unaudited condensed consolidated statements of income and comprehensive income in the period of change.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

The Company grants share options and restricted shares to its management, employees and non-employees. The Company measures the cost of the share options and restricted shares based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the share-based compensation agreement. When no future services are required to be performed by the employees or non-employees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Segment reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Company operates and manages its business as a single operating and reportable segment. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income when making decisions about allocating resources and assessing performances of the Company. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its products and services and the allocation of budget between operating costs and expense.

The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the six months ended June 30, 2025 and 2024.

	For the Six Months Ended June 30,
	2025	2024
Asia	$56,179,952	$138,077,995
USA	82,925,271	—
Total	$139,105,223	$138,077,995

The following table disaggregates the geographic information of the Company’s long-lived assets, which consist of long-term prepaid expenses, deposits for property and equipment, property and equipment and operating lease right-of-use assets, as of June 30, 2025 and December 31, 2024.

	June 30, 2025	December 31, 2024
Asia	$100,749,014	$110,203,576
USA	44,059,204	37,909,237
Ethiopia	83,702,510	34,488,476
Total	$228,510,728	$182,601,289

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company qualifies as an EGC as of June 30, 2024 and has elected to apply the extended transition period.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards (cont.)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective for two years after the date of the SEC’s removal of such disclosure.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the financial position, statements of operations and cash flows.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025, the Company held cash of $28,192,265 in the financial institutions, among which $3,628,701 were deposited in financial institutions located in Vietnam, $14,564,038 were deposited in financial institutions located in Singapore, $6,169,481 were deposited in financial institutions located in the USA, $284,382 were deposited financial institutions located in the Japan, $3,429,957 were deposited financial institutions located in the Ethiopia and $90,660 were deposited in financial institutions located in China.

Each bank account in Singapore is insured by government authority with the maximum limit of SG$100,000. Each bank account in the USA is insured by the Federal Deposit Insurance Corp. (“FDIC”) with the maximum limit of $250,000. Each bank account in Japan is insured by government authority with the maximum limit of JPY10,000,000. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $69,800). The bank accounts in Vietnam and Ethiopia are not insured.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in Vietnam which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

2) Foreign currency risk

As of June 30, 2025 and December 31, 2024, substantially all of the Company’s purchase and operating expenses activities and the Company’s assets and liabilities are denominated in VND, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

3) Concentration risk

The Company commenced sales to customers since the second half of 2023. The Company has a concentration of its revenues with specific customers and accounts payable with specific vendors.

As of June 30, 2025, four customers accounted for 59%, 14%, 11 and 10% of accounts receivable due from third-party customers, respectively. As of December 31, 2024, two customers accounted for 78% and 12% of accounts receivable due from third-party customers, respectively.

For the six months ended June 30, 2025, one third-party customer accounted for 65% of total revenue and one related party customer accounted for 18% of total revenues, respectively. For the six months ended June 30, 2024, one related party customer accounted for 81% of total revenues.

As of June 30, 2025, two suppliers accounted for 28% and 14% of accounts payable due to third-party suppliers, respectively. As of December 31, 2024, two suppliers accounted for 17% and 10% of accounts payable due to third-party suppliers, respectively.

For the six months ended June 30, 2025, one related party supplier and two third-party suppliers accounted for 32%, 18% and 10% of total purchases of inventories, respectively. For the six months ended June 30, 2024, one related party supplier and one third-party supplier accounted for 50% and 27% of total purchases of inventories, respectively.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

3. LIQUIDITY CONDITION AND GOING CONCERN

As of June 30, 2025 and December 31, 2024, the Company had working capital deficits of $131,381,504 and $69,644,587, respectively. This condition raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of June 30, 2025, among the working capital deficits of $131,381,504, the Company had contract liabilities from both third-party customers and related party customers of $67,748,411 which would be recognized as revenues when products are delivered. In addition, the Company had payables of $78,942,226 due to related parties which may be extended when due. Without these impacts, the Company would have an adjusted working capital of $15,309,133. In addition, the Company generated cash flow of $40,045,122 from its operating activities for the six months ended June 30, 2025, and entered into borrowing agreements with financial institutions and related parties to borrow an aggregate amount of $45,480,361.

The Company’s liquidity is based on its ability to obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully raise more capitals and execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Currently, the Company is working to improve its liquidity and capital sources mainly through borrowing from related parties and obtaining financial support from its principal shareholder who has agreed to continue providing funds for the Company’s working capital needs whenever needed.

In addition, in order to fully implement its business plan and sustain continued growth, the Company is also actively seeking financing from outside investors, borrowings from related parties and financial institutions. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. The Company has prepared the unaudited condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2025	December 31, 2024
	(unaudited)
Accounts receivable	$12,153,726	$6,913,996
Less: expected credit losses	—	—
Accounts receivable, net	$12,153,726	$6,913,996

For the six months ended June 30, 2025 and 2024, the Company did not provide an allowance for expected credit losses against accounts receivable.

5. INVENTORIES

Inventories consisted of the following:

	June 30, 2025	December 31, 2024
	(unaudited)
Raw materials	$29,175,156	$3,317,887
Goods in transit	14,342,015	—
Finished goods	10,030,754	16,666,207
Total inventories	$53,547,925	$19,984,094

For the six months ended June 30, 2025 and 2024, the Company provided for an inventory write-down of $3,890,025 and $4,008,858 against finished goods, because the carrying amount of certain finished goods were below sales price.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2025	December 31, 2024
Construction in progress	$9,701,166	$10,320,596
Machinery	133,975,505	116,977,275
Building	52,901,789	18,400,135
Office equipment	2,736,613	2,781,912
Vehicle	403,564	550,134
	199,718,637	149,030,052
Less: accumulated depreciation	(30,378,364)	(19,990,558)
	$169,340,273	$129,039,494

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

6. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expense was $12,310,919 and $11,650,157 for the six months ended June 30, 2025 and 2024, respectively. In October 2024 through December 2024, TOYO Solar transferred machinery of $27,395,942 to TOYO Ethiopia. This machinery were not accrued of depreciation expenses when they were en route. The machinery arrived in TOYO Ethiopia in January 2025 through March 2025. As of June 30, 2025, these machinery were put into production.

As of June 30, 2025, the Company collateralized its buildings in TOYO Solar with carrying value of approximately $13.7 million, and machinery with carrying amount of approximately $56.8 million for the long-term bank credit facility from BIDV (Note 9), among which machinery of approximately $19.5 million was transferred to TOYO Ethiopia and is in process of release from collateralization.

As of June 30, 2025, the Company has drawn down loans of approximately $13.6 million from the long-term bank credit facility from BIDV and had unused line of credit of approximately $76.4 million.

7. LONG-TERM PREPAID EXPENSES

In November 2022, the Company entered into an agreement with a third party. The agreement conveys the Company the right to use a piece of designated land (“land use rights”) and the right to use certain public infrastructures within the industrial zones, for a period of 45 years maturing in October 2067. Pursuant to the agreement, the third party charged a total fee of $1.4 million for the land use rights, which was accounted for as an operating lease right-of-use asset (Note 8), and a total fee of $8.2 million for the public infrastructures, respectively. As of December 31, 2023, the Company fully paid the service fees.

Because these public infrastructures were shared among all lessees in the industrial zone, the Company has no rights to obtain substantially all of the economic benefits from this public infrastructure. The Company recorded the total public infrastructure service fee as long-term prepaid expenses, and amortized the long-term prepaid expenses over 45 years in straight-line method.

Long-term prepaid expenses was comprised of the following:

	June 30, 2025	December 31, 2024
Prepaid expenses for public infrastructure	$7,404,436	$7,583,098
Less: accumulated amortization	(438,781)	(365,112)
	$6,965,655	$7,217,986

For the six months ended June 30, 2025 and 2024, the amortization expenses for long-term prepaid expenses is $83,575 and $86,032, respectively.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

8. OPERATING LEASE

In November 2022, the Company leased land use rights in Vietnam under non-cancelable operating leases, with lease term of 45 years. The land is free of charge for the first five years and will be charged of rental fee of approximately $32,300 per annum.

For the year ended December 31, 2024, the Company entered into operating lease agreements for land, plant and offices in the USA and Ethiopia, with lease terms ranging between 120 months and 125 months.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30, 2025	December 31, 2024
Right of use assets	$35,830,986	$36,627,800

Operating lease liabilities, current	2,445,388	2,118,900
Operating lease liabilities, noncurrent	34,122,050	34,327,142
Total operating lease liabilities	$36,567,438	$36,446,042

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2025	2024
Weighted average remaining lease term (years)	10.0	40.1
Weighted average discount rate	14%	11%

For the six months ended June 30, 2025, operating lease expenses were $2,603,073, among which $66,538 was incurred for short-term leases. For the six months ended June 30, 2024, operating lease expenses were $183,889, among which $149,785 was incurred for short-term leases.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

June 30, 2025
For the six months ending December 31, 2025	2,165,720
For the year ending December 31, 2026	4,605,390
For the year ending December 31, 2027	4,773,523
For the year ending December 31, 2028	4,927,910
For the year ending December 31, 2029	5,111,924
Thereafter	26,640,303
Total lease payments	48,224,770
Less: Imputed interest	(11,657,332)
Present value of operating lease liabilities	$36,567,438

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

9. LINE OF CREDIT

On April 26, 2023, the Company entered into a three-year bank credit facility with BIDV, under which the Company can draw-down up to $90,000,000 by April 25, 2026. The interest rate for this credit facility was 9.5% per annum, subject to vary every six months. The interest rate was reduced to 8% since August 2023, and further reduced to 6.5% since March 2024 and to 6.3% since September 2024. As of June 30, 2025, the credit facility was collateralized by certain of the Company’s buildings and machinery (Note 6) and guaranteed by SinCo.

For the six months ended June 30, 2025 and 2024, the Company has drawn down loans of approximately $nil and $11.4 million for the long-term bank credit facility from BIDV, respectively. For the six months ended June 30, 2025 and 2024, the Company repaid loans of approximately $7.1 million and $nil for the long-term bank credit facility from BIDV, respectively.

As of June 30, 2025, the Company has drawn down loans of approximately $13.6 million from the long-term bank credit facility from BIDV and has unused line of credit of approximately $76.4 million. Each loan is repayable upon maturity of the bank credit facility. The borrowings were repayable before April 25, 2026, therefore the Company classified the loans as “Long-term borrowings, current portion” on the unaudited consolidated balance sheets as of June 30, 2025.

As of December 31, 2024, the Company has drawn down loans of approximately $21.0 million from the long-term bank credit facility from BIDV and has unused line of credit of approximately $69.0 million.

For the six months ended June 30, 2025, the Company recognized interest expenses of $560,132, all of which was charged to interest expenses in the unaudited condensed consolidated statements of income and comprehensive income. For the six months ended June 30, 2024, the Company recognized interest expenses of $532,514, among which $73,479 was capitalized in property and equipment.

Short-term bank credit facility

On January 31, 2024, the Company entered into a one-year revolving bank credit facility with BIDV, under which the Company can draw-down up to $100,000,000 by January 30, 2025 (“2024 Bank Credit Facility”). Each loan is repayable in five months. As of June 30, 2025, there were no outstanding loans under the 2024 Bank Credit Facility.

In March 2025, the Company entered a revolving bank credit facility with BIDV, under which the Company can draw-down up to $30,000,000 by February 28, 2026 (“2025 Bank Credit Facility”). Each loan is repayable in five months. As of June 30, 2025, the Company has drawn down loans of approximately $22.8 million from the short-term bank credit facility from BIDV and has unused line of credit of approximately $7.2 million.

Letter of credit

In April 2025, the Company issued a letter of credit of $5.0 million, as security deposit, to landlord of a solar module plant in Texas. The letter of credit was collateralized with bank deposits of $5.0 million.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

10. SHORT-TERM BORROWINGS

In connection with the 2024 Bank Credit Facility (Note 9), the Company has drawn down loans of approximately $34.7 million for working capital purpose for the six months ended June 30, 2024. The borrowings bore interest rate ranging between 3.6% and 4% per annum. For the six months ended June 30, 2025 and 2024, the Company repaid loans of approximately $15.8 million and $nil, respectively, underlying 2024 Bank Credit Facility. As of June 30, 2025, the 2024 Bank Credit Facility was fully settled.

In connection with the 2025 Bank Credit Facility (Note 9), the Company has drawn down loans of approximately $22.8 million for working capital purpose for the six months ended June 30, 2024. The borrowings bore interest rate ranging between 3.5% and 3.8% per annum. For the six months ended June 30, 2025, the Company did not repay loans underlying 2025 Bank Credit Facility.

During the six months ended June 30, 2025, TOYO Solar issued letters of credit of approximately $4.5 million and fully repaid the letters of credit of approximately $4.5 million.

For the six months ended June 30, 2025, the Company recognized and fully paid interest expenses of $351,153. For the six months ended June 30, 2024, the Company recognized and fully paid interest expenses of $324,736.

11. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

TOYO China is subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

11. INCOME TAXES (cont.)

Vietnam

TOYO Solar is subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023 when Company generated taxable income through year 2024. The Company is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax for its business operation in Ethiopia. Tax on corporate income is imposed at a flat rate of 30%. Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the six months ended June 30, 2025 and 2024.

For the six months ended June 30, 2025 and 2024, the Company incurred current income tax expenses of $3,296,448 and $nil, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. SHARE-BASED COMPENSATION

On February 26, 2025, the Company issued warrants to AUM Media Inc. (“AMI”) to purchase up to 50,000 ordinary shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). The issuance of warrants was to compensate portion of the services provided by AMI for the year ending December 31, 2025.

AMI Warrants was classified as equity (Note 14). The fair value of AMI Warrants was determined using a binomial model. The following table summarizes the assumptions used in estimating the fair value of AMI Warrants on February 26, 2025.

February 26, 2025
Stock price	$3.70
Expected volatility (%)	46.25%
Risk-free interest rate	3.69%
Expected terms (in years)	3
Expected dividends (%)	0%

On February 26, 2025, the fair value of AMI Warrants was $36,000. The Company recognized the expenses using the straight-line method. For the six months ended June 30, 2025, the Company recognized expenses of $18,000 as “general and administrative expenses”, with a corresponding account charged to additional paid-in capital.

13. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions for the six months ended June 30, 2025 and 2024, or recorded balances as of June 30, 2025 and December 31, 2024.

Name	Relationship with the Company
Abalance Corporation (“Abalance”)	Controlling shareholder
Fuji Solar Co., Ltd. (“Fuji Solar”)	Controlled by the controlling shareholder of the Company
WWB Corporation (“WWB”)	Controlled by the controlling shareholder of the Company
VSun JV	Controlled by Fuji Solar
Vietnam Sunergy (Bac Ninh) Company Limited (“VSun Bac Ninh”)	Wholly owned by VSun JV
VSun Solar USA Inc. (“VSun USA”)	Wholly owned by VSun JV
VSun China Co., Ltd. (“VSun China”)	Wholly owned by VSun JV
Vietnam Sunergy Wafer Co., Ltd.	Wholly owned by VSun JV

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Six Months Ended June 30,
	2025	2024
Sales to a related party
VSun Bac Ninh	$18,223,428	$251,293
VSun JV	4,707,666	111,675,535
VSun China	897,201	341,417
VSun USA	1,257,254	19,530
	$25,085,549	$112,287,775
Purchase of raw materials from a related party
VSun China	$39,806,985	$63,085,633
VSun Wafer	$3,770	$—
	$39,810,755	$63,085,633
Payment of operating expenses by related parties on behalf of the Company(a)
VSun JV	$—	$75,292
VSun USA	21,390	—
VSun China	—	991,395
	$21,390	$1,066,687
Repayment of operating expenses to related parties paid on behalf of the Company(a)
VSun JV	$—	$148,000
Prepayments of raw materials to related parties(b)
VSun China	$6,289,920	$27,582,554
VSun Wafer	183,685	—
	$6,473,605	$27,582,554
Borrowings from a related party(c)
VSun USA	$12,000,000	$—
WWB	10,725,000	—
	$22,725,000	$—
Repayment of borrowings to a related party(c)
VSun JV	$—	$27,992,018
Accrual of interest expenses on borrowings from a related party(c)
VSun JV	$492,460	$1,005,286
VSun USA	288,586	—
	$781,046	$1,005,286
Repayment of interest expenses on borrowings from a related party(c)
VSun JV	$—	631,388

(a)

For the six months ended June 30, 2025 and 2024, the operating expenses paid by related parties on behalf of the Company represented the working capital paid by these related parties. The balances were interest free and payable on demand.

For the six months ended June 30, 2025 and 2024, the Company repaid operating expenses of $nil and $148,000 to related parties.

(b)	For the six months ended June 30, 2025, the Company made prepayments of $6,289,920 and $183,685 to VSun China and VSun Wafer for raw materials, respectively, all which were expected to be delivered to the Company in the second half of 2025.

For the six months ended June 30, 2024, the Company made prepayments of $27,582,554 to VSUN China for raw materials, all which were delivered to the Company in the second half of 2024.

(c)	For the six months ended June 30, 2025, the Company borrowed loans of $12.0 million and $10.7 million, from VSun USA and WWB, respectively. For the same period, the Company did not repay borrowings to related parties.

For the six months ended June 30, 2024, the Company did not borrow loans, while repaid loans of approximately $28.0 million (VND 0.7 trillion) to VSun JV and interest of approximately $0.6 million (VND 15.8 billion).

In December 2024, VSun reduced the interest rate of borrowings to 2%, and applied the reduced interest rate to borrowings of 2023. For the second half of 2024, the Company reversed interest expenses of 2023 in the amount of $1,505,865 as a result of reduced interest rate of borrowings.

For the six months ended June 30, 2025 and 2024, the Company accrued interest expenses of $781,046 and $1,005,286 on the borrowings. Interest expenses are payable on demand.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

Accounts receivable – a related party

Related party	Nature of balance	June 30, 2025	December 31, 2024
VSun China	Sales to the related party	$4,003,885	$4,402,462
VSun JV	Sales to the related party	29,989	3,963,972
VSun USA	Sales to the related party	426,288	3,474,214
Total		$4,460,162	$11,840,648

Prepayments — a related party

Related party	Nature of balance	June 30, 2025	December 31, 2024
VSun China	Prepayments for raw materials	$6,289,920	$—
VSun Wafer	Prepayments for raw materials	180,821	—
Total		$6,470,741	$—

Due from a related party

Related party	Nature of balance	June 30, 2025	December 31, 2024
Abalance	Advance made to the related party	$67,393	$—

Contract liabilities — a related party

Related party	Nature of balance	June 30, 2025	December 31, 2024
VSun JV	Advance for solar cells	$62,275,502	$20,000,000
VSun China	Advance for solar cells	2,267,478	98,561
Total		$64,542,980	$20,098,561

Due to related parties

Related party	Nature of balance	June 30, 2025	December 31, 2024
VSun JV	Borrowings	$48,879,915	$50,059,338
VSun JV	Interest payable	1,922,678	1,469,301
VSun JV	Payment of other operating expenses on behalf of the Company	70,142	70,219
VSun USA	Borrowings	17,000,000	5,000,000
VSun USA	Interest payable	303,581	14,995
VSun USA	Payment of other operating expenses on behalf of the Company	21,390	—
WWB	Borrowings	10,725,000	—
Others	Payment of other operating expenses on behalf of the Company	19,520	19,520
Total		$78,942,226	$56,633,373

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY

Ordinary shares

a.	Reorganization of TOYO

TOYO’s authorized share capital is 500,000,000 ordinary shares of par value of US$0.0001 per share.

On February 23, 2024, the Company issued 41,000,000 ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis.

The issuance of 41,000,000 shares was considered as being part of the reorganization of the Company and was retroactively applied as if the transaction occurred at the beginning of the period presented. No cash or other consideration was paid for the issuance of 41,000,000 ordinary shares. All the existing shareholders and directors of the Company consider this share issuance was part of the Company’s reorganization to result in 41,000,000 ordinary shares issued and outstanding prior to completion of the Business Combination.

b.	Earnout shares

Among the 41,000,000 ordinary shares, an aggregate of 13,000,000 ordinary shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the existing shareholders as follows:

(a)	Following the closing of Business Combination, if the net profit, excluding changes in fair value of Earnout Shares, of PubCo for the fiscal year ending December 31, 2024 as shown on the audited financial statements of PubCo for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 ordinary shares shall immediately become vested in full and be released from the escrow account to the existing shareholders, pro rata; and

(b)	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the ordinary shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 ordinary shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the existing shareholders, pro rata, and (Y) the remaining portion of the 13,000,000 ordinary shares shall be surrendered or otherwise delivered by the existing shareholders to PubCo, pro rata, for no consideration or nominal consideration and cancelled by PubCo.

Upon the closing of the Business Combination, the 13,000,000 ordinary shares were held in escrow account, accordingly, the 13,000,000 shares were deemed as issued but not outstanding shares as of December 31, 2024 for accounting purposes and for earnings per share computations.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Company’s Annual Report on Form 20-F filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY (cont.)

Ordinary shares (cont.)

c.	Business Combination with BWAQ

On July 1, 2024, as part of the Business Combination between the Company and BWAQ, the Company issued 4,425,743 ordinary shares to the shareholders of BWAQ, among which 1,796,328 ordinary shares were issued to the sponsor of BWAQ, 530,066 ordinary shares were issued to Fuji Solar, 717,035 ordinary shares were issued to private shareholders, 949,714 shares of ordinary shares were issued to public shareholders of BWAQ, 412,600 ordinary shares were issued to the underwriter, 20,000 ordinary shares were issued to two independent directors of BWAQ.

d.	Share-based compensation

On June 28, 2024, the Company entered into share-based compensation with three independent directors of BWAQ, pursuant to which the Company granted 70,000 ordinary shares to the three independent directors as compensation for past expenses. The Company recognized compensation expenses of $609,000 based on the closing market price prevailing on June 28, 2024. The Company issued the shares on July 1, 2024.

e.	PIPE purchase agreement

On March 6, 2024, the Company entered into a share purchase agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”) with BWAQ and a certain investor, NOTAM Co., Ltd., a Japanese corporation (the “PIPE Investor” or “NOTAM”), in connection with the Business Combination. Pursuant to the PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 ordinary shares (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Amendment provides that the Company agrees to, conditioned on the PIPE Closing (as defined in the PIPE Purchase Agreement) and the Merger Closing, issue additional Ordinary Shares to NOTAM, issued up to 500,000 ordinary shares to NOTAM at purchase price of $100 if the average closing price of ordinary shares did not meet agreed prices. On July 1, 2024, the Company closed the PIPE Purchase Agreement, issued 600,000 ordinary shares in exchange of $6,000,000 from NOTAM. The NOTAM PIPE Shares were embedded features which are clearly and closely related to ordinary shares issued to the shareholders of the Company upon closing of the Business Combination. On August 9, 2024, the Company issued additionally 500,000 ordinary shares to NOTAM pursuant to the PIPE Purchase Agreement at a total purchase price of $100.

As of June 30, 2025 and December 31, 2024, the Company had 35,308,040 and 46,595,743 ordinary shares issued, respectively. As of June 30, 2025 and December 31, 2024, the Company had 35,308,040 and 33,595,743 ordinary shares outstanding, respectively.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY (cont.)

Public Warrants

Pursuant to BWAQ’s initial public offering on February 2, 2022, BWAQ sold 9,200,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one half of one redeemable warrant (“Public Warrant”) and one right (“Public Right”). Each whole Public Warrant entitled the holder to purchase one ordinary share at an exercise price of $11.50 per share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of the Business Combination between the Company and BWAQ on July 1, 2024. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $16.50 per share (as adjusted for share dividends, share splits, share aggregation, extraordinary dividends, reorganizations, recapitalizations and the like), for any 20 trading days within any 30-trading day period commencing after the warrant become exercisable and ending one the third trading day prior to the date on which notice of redemption is given to warrant holders (the “Force-Call Provision”), and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-days trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company call the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 4,600,000 and 4,600,000 Public Warrants outstanding.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

14. EQUITY (cont.)

Private Warrants

Simultaneously with the closing of the initial public offering of BWAQ, BWAQ also sold 424,480 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one half of one redeemable warrant (“Private Warrant”) and one right (“Private Right”). Each whole Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of BWAQ except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 212,240 and 212,240 Private Warrants outstanding.

Other Warrants

On July 1, 2024, the Company issued 315,543 units (the “Other Units”) to BWAQ former shareholders and other affiliates to settle promissory notes payable. Each Other Unit consists of one ordinary share, one half of one redeemable warrant (“Other Warrant”) and one right (“Other Right”). Each whole Public Warrant entitled the holder to purchase one ordinary share at an exercise price of $11.50 per share. Each Other Right entitles the holder to receive one-tenth (1/10) of one ordinary share immediately upon consummation of the business combination.

The Other Units are identical to the Private Units. As the Other Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 157,767 and 157,767 Other Warrants outstanding.

On February 26, 2025, the Company also issued certain warrants to AUM Media Inc. exercisable for 50,000 Ordinary Shares at an exercise price of $5.50 per share for a period of three years till February 26, 2028 (the “AMI Warrants”). The AMI Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 50,000 and nil AMI Warrants outstanding.

Public Rights, Private Rights and Other Rights

Each holder of a Public Right and Private Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination of the Company and BWAQ, the Company issued 920,000 ordinary shares, 42,448 ordinary shares and 33,919 ordinary shares in connection with an exchange of Public Rights, Private Rights and Other Rights, respectively. The Company recorded the issuance of ordinary shares at par value with corresponding account charged to additional paid-in capital.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net income attributable to TOYO Co., Ltd.’s shareholders	$3,467,011	$19,550,448
Weighted average number of ordinary share outstanding – basic and diluted	34,040,373	41,000,000
Earnings per share – basic and diluted	$0.10	$0.48

For the six months ended June 30, 2025, the Company had warrants to purchase up to 5,020,007 ordinary shares, which was not included in calculation of diluted earnings per share as they were antidilutive. For the six months ended June 30, 2024, the Company had no dilutive financial instruments.

16. COMMITMENTS AND CONTINGENCIES

Legal proceeding

On December 6, 2024, Shanghai Jinko Green Energy Enterprise Management Co, Ltd and Zhejiang Jinko Solar Co., Ltd. (collectively “JINKO”) filed a patent infringement lawsuit with the United States District Court for the Northern District of California, against Abalance Corporation, the Company’s ultimate shareholder, and its seven subsidiaries, including the Company. JINKO alleged that VSUN’s solar panel products (including TOPCON N-type solar panels) allegedly utilize JINKO’s patented technologies without authorization. JINKO asserts that the lawsuit was filed to recover damages for both past and future losses resulting from VSUN’s alleged patent infringement.  Defendants Abalance Corporation, WWB Corporation, and Fuji Solar Co. Ltd. filed a motion to dismiss the Complaint for lack of personal jurisdiction and failure to state a claim on April 16, 2025. On July 24, 2025, the Court held a hearing on WWB Corporation’s motion to dismiss. The Court granted WWB Corporation’s motion to dismiss on July 28, 2025. Defendants Abalance Corporation and Fuji Solar Co., Ltd. were dismissed on August 8, 2025. The Court has set a Markman hearing for February 3, 2026. No trial date has been set.

On February 7, 2025, Shanghai Jinko Green Energy Enterprise Management Co., Ltd. et. al. brought a patent infringement claim against Waaree Solar Americas Inc. et. al. in the Southern District of Texas. On July 11, 2025, TOYO Solar Company Limited (f/k/a Vietnam Sunergy Cell Company Ltd.), Toyo America LLC, and Toptoyo Investment Pte. Ltd., filed a motion to intervene in the lawsuit as intervenors-defendants because a portion of the products subject to the litigation were produced by the Company. The Court granted the motion on July 16, 2025. The Court has set a Markman hearing for February 2, 2026, and a trial in February or March 2027.

Abalance Corporation and its subsidiaries remain committed to respecting intellectual property rights and has engaged with a specialized U.S. patent law firm to provide counsel on this matter. Abalance Corporation and its subsidiaries are thoroughly examining the plaintiff’s claims and demands while vigorously defending and asserting the legitimacy of our group’s position in this litigation. Both cases are on a similar schedule, and the asserted patent in the Southern District of Texas case is the same as the Northern District of California case. No damages positions have been taken by any party in either case. It is difficult to anticipate the potential impact of the lawsuits on the Company’s consolidated financial results.

Capital commitments

As of June 30, 2025, the Company entered into certain construction agreements with vendors to build its plant in Vietnam, Texas and Ethiopia. Future minimum capital payment under non-cancellable agreements are as follows:

Minimum capital payments
For the six months ending December 31, 2025	$45,324,708
For the twelve months ending December 31, 2026	15,323,316
Total	$60,648,024

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

16. COMMITMENTS AND CONTINGENCIES (cont.)

Contingent consideration

On February 23, 2024, the Company issued 41,000,000 shares of ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis. Among the 41,000,000 shares of ordinary shares, an aggregate of 13,000,000 shares of ordinary shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination (Note 1).

The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 Earnout Shares depends on the ratio of actual 2024 Audited Net Profit, excluding changes in the fair value of the Earnout Shares, of PubCo for the fiscal year ended December 31, 2024. The Earnout Shares were precluded from the equity classification under ASC 815. The contingent consideration is classified as a liability, with subsequent changes in fair value charged to the consolidated statements of operations and comprehensive income.

The fair value of Earnout Shares was determined using a Monte Carlo simulation model. This approach took into account (i) the share price on July 1, 2024 and December 31, 2024, (ii) the discount for lack of marketability (“DLOM”). According to the agreement, the share consideration to be issued to the existing equity holders in the business combination will be subject to a lock-up. The lock-up will be staggered, with 50% locked up for 18 months, 30% locked up for 12 months, and 20% lock-up for 6 months and (iii) expected ratio of actual 2024 Audited Net Profit.

The following table summarizes the assumptions used in estimating the fair value of the Earnout Shares on July 1, 2024 and December 31, 2024.

	December 31, 2024	July 1, 2024
Stock price	$3.38	$4.24
Expected volatility (%)	46.89% - 55.37%	40.60% - 46.94%
Expected terms (in years)	0.5 – 1.5	0.5 – 1.5
Expected dividends (%)	0%	0%

The fair value of contingent consideration on July 1, 2024 and December 31, 2024 was estimated at $39,717,000 and $4,617,000, respectively. For the year ended December 31, 2024, the Company recognized a decrease in fair value of $35,100,000 in the consolidated statements of operations and comprehensive income.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Form 20-F, which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

On May 14, 2025, the fair value of the 1,712,297 Earnout Shares was $5,958,794, by reference to closing per share market price of $3.48 prevailing on May 14, 2025. For the six months ended June 30, 2025, the Company recognized an increase in fair value of $1,341,794 in the consolidated statements of income and comprehensive income. As of June 30, 2025, the Company had no outstanding balance of contingent consideration payable.

TOYO Co., Ltd.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these unaudited condensed financial statements were issued. Except as discussed below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On July 2, 2025, TOYO Texas entered into that certain module supply and purchase agreement (the “Module Supply and Purchase Agreement”) with New Leaf Energy Buyer, Inc., a Delaware corporation (“NLEB”). Pursuant to the Module Supply and Purchase Agreement, TOYO Texas agrees to manufacture and sell to NLEB an aggregate of 380,380 units of photovoltaic modules and components (the “Products”) for the purchase price in the total amount of approximately $60 million (the “Purchase Order Value”). The term of the Module Supply and Purchase Agreement expires on December 31, 2025, unless terminated earlier by the parties under the terms and conditions set forth therein. In connection with the Module Supply and Purchase Agreement, the Company entered into that certain parent guaranty agreement (“Parent Guaranty”) in favor and for NLEB, pursuant to which the Company agrees to unconditionally and irrevocably guaranty the obligations of TOYO Texas under the Module Supply and Purchase Agreement. The total liability of the Company under the Parent Guaranty is limited to the amount of the Purchase Order Value plus any incurred expenses and costs of enforcing the Parent Guaranty.

From July 1, 2025 through the date of this report, the Company has drawn down loans of approximately $7.9 million from the short-term bank credit facility from BIDV and has unused credit facility of approximately $12.2 million.

In August 2025, the Company issued 2,465,597 restricted shares to its management and employees (collectively, the “Participants”) pursuant to the Company’s 2024 Share Incentive Plan. Provided that any Participant ceases to be a member of management or an employee of the Company on the vesting dates, all the unvested Restricted Stock shall be forfeited.